Longueuil, February 19, 2004

CAMBIOR ANNOUNCES A SHARE SELLING PROGRAM

Cambior Inc. today announced a share selling program for registered and beneficial shareholders in Canada and the United States who own 99 or fewer common shares as of February 18, 2004. The share selling program allows eligible shareholders to sell their shares without incurring any brokerage commissions. The sale of shares will be executed through the facilities of the Toronto Stock Exchange (TSX).

The voluntary program begins on February 23, 2004 and will expire on March 23, 2004, unless extended, and is designed to assist eligible shareholders in selling their shares in a convenient and inexpensive manner. Eligible shareholders may wish to obtain advice from their broker or financial advisor as to the advisability of participating.

Cambior has retained CIBC Mellon Trust Company to manage the share selling program. All inquiries should be directed to: CIBC Mellon Trust Company, attention: Special Projects, 199 Bay Street, Commerce Court West, Securities Level, Toronto, Ontario M5L 1G9, telephone (416) 643-5500, toll-free 1-800-387-0825 or email: inquiries@cibcmellon.com. Material providing details about the program and how shares can be tendered will be forwarded to eligible shareholders by CIBC Mellon Trust Company.

Cambior Inc. is an international gold producer with operations, development projects and exploration activities throughout the Americas. Cambior's shares trade on the Toronto (TSX) and American (AMEX) stock exchanges under the symbol "CBJ". Cambior's warrants (CBJ.WT.C) trade on the TSX.

For additional information, please contact:

CAMBIOR INC.
Robert LaVallière
Manager - Investor Relations
Tel. : (450) 677-2699
Fax : (450) 677-3382
E-mail: info@cambior.com
Website: www.cambior.com
PR-2004-04